Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. Earnings consist of income from continuing operations before provisions for income taxes plus fixed charges. Fixed charges include interest expense, amortization of debt issuance costs and the portion of rental expense we believe is representative of the interest component of rent expense.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands, except per share amounts)
Income from continuing operations	$514,096	$310,890	$262,946	$380,151	$351,844
Plus
Fixed charges	320,978	338,609	164,413	114,186	96,826
Total	$835,074	$649,499	$427,359	$494,337	$448,670

Earnings to fixed charges ratio	2.6	1.9	2.6	4.3	4.6

Fixed charges:
Interest expense, including the amortization of debt issuance costs	$300,816	$320,469	$146,589	$96,041	$79,821
Estimate of interest component of rent expense(1)	20,162	18,140	17,824	18,145	17,005
Total fixed charges	$320,978	$338,609	$164,413	$114,186	$96,826

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(1)           Estimated at 1/3 of total rent expense